UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8‑K

CURRENT REPORT Pursuant
to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported)	March 25, 2015

First Security Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Tennessee

(State or Other Jurisdiction of Incorporation)

000-49747	58-2461486
(Commission File Number)	(IRS Employer Identification No.)

531 Broad Street, Chattanooga, Tennessee	37402
(Address of Principal Executive Offices)	(Zip Code)

(423) 266-2000

(Registrant's telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

First Security Group, Inc. (the “Company” or “First Security”) and Atlantic Capital Bancshares, Inc. (“Atlantic Capital”) entered into an Agreement and Plan of Merger, dated March 25, 2015 (the “Merger Agreement”), pursuant to which the Company will merge with and into Atlantic Capital (the “Merger”), with Atlantic Capital continuing as the surviving corporation (the “Surviving Company”). Immediately following the Merger, Atlantic Capital Bank, the wholly-owned bank subsidiary of Atlantic Capital, will merge with and into FSGBank, First Security’s wholly-owned bank subsidiary, with FSGBank continuing as the surviving bank (the “Bank Merger”). Following completion of the Bank Merger, the Surviving Bank will change its name to “Atlantic Capital Bank, National Association.” The Surviving Company will be based in Atlanta with the Surviving Bank maintaining corporate offices in Atlanta and Chattanooga. Banking offices will continue to operate under their current brands.

First Security and Atlantic Capital have agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a joint proxy statement/prospectus. As soon as practicable following effectiveness of the registration statement on Form S-4, each of First Security and Atlantic Capital will call a special shareholders meeting to approve the Merger. Subject to the provisions relating to a Superior Proposal, defined below, the parties’ respective boards of directors have agreed to recommend that their respective shareholders approve the Merger.

Merger Consideration. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of First Security common stock, par value $0.01 per share (other than shares held directly or indirectly by First Security or Atlantic Capital, which shares will be canceled), will be exchanged for the right to receive the consideration provided for in the Merger Agreement (the “Merger Consideration”), which shall consist of:

•	cash in the amount of $2.35 per share; or

•	0.188 shares of Surviving Company common stock (the “Exchange Ratio,” which equals the ratio of $2.35 per share of First Security common stock to $12.50 per share of Atlantic Capital common stock).

First Security shareholders may elect to receive all cash, all stock, or any combination of cash and stock. Such elections will be due five business days prior to the Effective Time. However, the amount of aggregate cash consideration is fixed at $62,816,567, which will require approximately 40% of First Security’s common stock, or 26,730,454 shares (the “Cash Election Threshold”) to receive cash.

If the Cash Election Threshold is undersubscribed, the Merger Consideration will be allocated as follows:

•	shareholders electing cash will receive cash;

•	to the extent necessary to reach the Cash Election Threshold, shareholders not making an election for cash or stock will receive cash (on a pro rata basis if excess shares are available); and

•	if additional cash elections are required to meet the Cash Election Threshold, shareholders electing stock will be allocated cash on a pro rata basis.

If the Cash Election Threshold is oversubscribed, the Merger Consideration will be allocated as follows:

•	shareholders electing stock or not making an election for cash or stock will receive stock;

•	to the extent necessary to reach the Cash Election Threshold, shareholders making a mixed election of cash and stock will have their cash-election shares reallocated to stock election shares; and

•
to the extent necessary to reach the Cash Election Threshold, shares electing all cash will have their shares reallocated to stock election shares (provided that shareholders holding 100 or fewer shares of First Security common stock electing all cash will not have any shares reallocated to stock).

Treatment of Restricted Stock and Stock Options. Pursuant to their terms, shares of First Security common stock subject to restricted stock awards will automatically vest at the Effective Time and will be converted into shares of Surviving Company common stock, after adjustment by the Exchange Ratio. Outstanding First Security stock options will either be assumed by the Surviving Company (after being adjusted by the Exchange Ratio) or will be substituted with substantially identical stock options for the Surviving Company common stock.

Board of Directors. The board of directors of the Surviving Company and the Surviving Bank will have thirteen members, eight selected by the Atlantic Capital board of directors and five selected by the First Security board of directors.

Closing Conditions. Consummation of the Merger is subject to certain mutual closing conditions, including, without limitation, (i) the approval of the Merger by the shareholders of both Atlantic Capital and First Security; (ii) the authorization of the listing on NASDAQ of the shares of common stock to be issued in the Merger; (iii) the effectiveness of the registration statement on

Form S-4 pursuant to the Securities Act of 1933, as amended, to be filed by Atlantic Capital and First Security for purposes of registering the shares of common stock issuable in connection with the Merger; (iv) the absence of any legal proceeding prohibiting the Merger; (v) the receipt of all required regulatory approvals from the various bank regulators; and (vi) the receipt by Atlantic Capital of sufficient financing to fund the Merger Consideration.

In addition to these mutual conditions, each party’s obligation to consummate the Merger is subject to certain other conditions, including, without limitation, (i) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers); (ii) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers); (iii) the receipt of the opinion of such party’s tax counsel that the Merger will qualify as a “reorganization” under the Internal Revenue Code of 1986, as amended (the “Code”); and (iv) the execution of support agreements by the directors and certain shareholders of the other party.

Representations, Warranties and Covenants. The Merger Agreement includes detailed representations, warranties and covenant provisions that are customary for transactions of this type.

No Solicitation. The Merger Agreement restricts the ability of either First Security or Atlantic Capital to solicit proposals or enter into agreements relating to alternative business combination transactions. However, each party may take certain actions with respect to a bona fide “Takeover Proposal,” as defined in the Merger Agreement. A party receiving a Takeover Proposal may, if the board of directors of the party receiving the Takeover Proposal deems it to be a “Superior Proposal,” as defined in the Merger Agreement, furnish non-public information to the person making the offer (pursuant to a confidentiality agreement) and may generally enter into discussions and negotiations relating to the offer. Prior to the receipt by each party of the required approval of the Merger by its shareholders, the board of either party may change its recommendation to such party’s shareholders or, after the payment of the Termination Fee and Expense Reimbursement, as each is defined below, terminate the Merger Agreement and enter into a definitive agreement relating to such Superior Proposal.

Termination. The Merger Agreement contains certain termination rights for both First Security and Atlantic Capital, including, among others, the right to terminate, by either party, (i) if the required regulatory approvals are not obtained; (ii) if the Merger is not consummated on or before March 25, 2016; (iii) if either party’s shareholders fail to approve the Merger; (iv) upon a breach (subject to customary materiality qualifiers) by the other party of the representations, warranties, covenants or other agreements contained in the Merger Agreement; (v) if the board of directors of the other party takes certain actions or fails to take certain actions with respect to an alternative business combination transaction; (vi) prior to receipt of the approval of a party’s shareholders, if such party’s board decides to pursue a Superior Proposal; or (vii) if the United States Treasury modifies the formula for determining the rate of allowable deferred tax assets allowed to be used following a change in control, and such rate is less than 2.20%. Each of the above rights to terminate is subject to certain conditions and limitations. Upon a termination under certain of the above provisions, a party may be obligated to pay the other a termination fee in the amount of $6.25 million (the “Termination Fee”) plus expenses actually incurred up to a maximum of $1 million (the “Expense Reimbursement”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations and warranties set forth in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, such representations and warranties (i) have been made only for the purpose of the Merger Agreement; (ii) have been qualified by the disclosures made to the other party in connection with the Merger Agreement; (iii) are subject to materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors; and (iv) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties and not for the purpose of establishing such matters as facts. Based upon the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. Investors should read the Merger Agreement together with the other information concerning First Security that it publicly files in reports and statements with the SEC.

Item 7.01 Regulation FD Disclosure.

On March 27, 2015, the Company distributed a Q &A on the Merger of Atlantic Capital Bank and FSGBank to employees, a copy of which is attached hereto as Exhibit 99.1.

The information in Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

Additional Information About the Atlantic Capital/First Security Transaction:
This communication relates to the proposed merger transaction involving Atlantic Capital and First Security. In connection with the proposed merger, Atlantic Capital and First Security will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus, and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ATLANTIC CAPITAL, FIRST SECURITY AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be delivered to shareholders of Atlantic Capital and shareholders of First Security. Investors will also be able to obtain copies of the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Copies of documents filed with the SEC by Atlantic Capital will be available free of charge from Carol Tiarsmith, Executive Vice President and Chief Financial Officer, Atlantic Capital Bancshares, Inc., 3525 Piedmont Road, NE, Suite 500, Atlanta, Georgia 30305, telephone: (404) 995-6050. Documents filed with the SEC by First Security will be available free of charge from First Security by contacting John R. Haddock, Executive Vice President and Chief Financial Officer, First Security Group, Inc., 531 Broad Street, Chattanooga, Tennessee, telephone: (423) 266-2000.
Atlantic Capital, First Security and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Atlantic Capital and the shareholders of First Security in connection with the proposed merger. Information about the directors and executive officers of Atlantic Capital will be included in the joint proxy statement/prospectus for the proposed transaction. Information about the directors and executive officers of First Security is included in the proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 23, 2014. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995:
This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which Congress passed in an effort to encourage companies to provide information about their anticipated future financial performance. This act protects a company from unwarranted litigation if actual results are different from management expectations. This report reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Atlantic Capital and First Security. These forward-looking statements are subject to a number of factors and uncertainties which could cause Atlantic Capital’s, First Security’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and neither Atlantic Capital nor First Security assumes any duty to update forward-looking statements. In addition to factors previously disclosed in First Security’s reports filed with the SEC and those identified elsewhere in this report, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Atlantic Capital and First Security and between Atlantic Capital Bank and FSGBank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Atlantic Capital’s and First Security’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Atlantic Capital’s and First Security’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.
The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Atlantic Capital and First Security may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and cost savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (7) Atlantic Capital’s shareholders or First Security’s shareholders may fail to approve the transaction; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) the cost and availability of capital; (12) customer acceptance of the combined company’s products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) severe catastrophic events in our geographic area; (17) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (18) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (19) the interest rate environment may compress margins and adversely affect net interest income; (20) competition from other financial services companies in the companies’ markets could adversely affect operations; and (21) Atlantic Capital may not be able to raise sufficient financing to consummate the Merger. Additional factors that could cause First Security’s results to differ materially from those described in the forward-looking statements can be found in First Security’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Atlantic Capital, First Security or the proposed merger or other matters and attributable to Atlantic Capital, First Security or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Atlantic Capital and First Security do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
2.1*	Agreement and Plan of Merger by and between Atlantic Capital Bancshares, Inc. and First Security Group, Inc., dated as of March 25, 2015.
99.1	Q&A on the Merger of Atlantic Capital Bank and FSGBank for FSG Employees.

* Schedules and certain exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. First Security hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRST SECURITY GROUP, INC.
Dated:    March 27, 2015

By:	/s/ John R. Haddock
Name:	John R. Haddock
Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
2.1*	Agreement and Plan of Merger by and between Atlantic Capital Bancshares, Inc. and First Security Group, Inc., dated as of March 25, 2015.
99.1	Q&A on the Merger of Atlantic Capital Bank and FSGBank for FSG Employees.

* Schedules and certain exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. First Security hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.